BÖHLER UDDEHOLM

07021428

BÖHLER-UDDEHOLM AG, Mou...

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

B

Wednesday, February 21, 2007
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[**4089**]

SUPPL

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our **Release.** BÖHLER-UDDEHOLM announced **preliminary results 2006** to the press and investors.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler

Eveline Ludwig

3/1

Enclosures:
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Vienna

Tel. (00431) 7986901
Fax (00431) 7986901/60
7986901/61

Vienna, FN 78568 t
DVR-Nr. 55107
UID-Nr. ATU 36927509

BÖHLER UDDEHOLM

FOR IMMEDIATE RELEASE

Böhler-Uddeholm announces preliminary figures for 2006:

- **Sales and earnings reach new record levels**
- **Third consecutive record year**
- **Dividend to be increased**
- **Positive outlook for 2007**

Vienna, 21 February 2007 – The development of business in the Böhler-Uddeholm Group remained strong throughout the fourth quarter of 2006, and results for the 2006 Business Year therefore set new records for sales and earnings. Preliminary full year 2006 figures show an increase in sales from 2,607.1 m€ by 19% to 3,090.2 m€. Earnings before interest and tax (EBIT) rose from 314.0 m€ by 20% to 376.0 m€ according to preliminary calculations. This led to an improvement in the EBIT margin from 12.0% in 2005 to 12.2% for the reporting year.

Preliminary results for full year 2006 show a 21% increase in earnings before tax (EBT) from 286.4 m€ to 345.5 m€. The tax rate for the Böhler-Uddeholm Group totaled 28% in 2006, a slight increase of one percentage point compared to the previous year. Net income for the year rose from 208.1 m€ by 19% to 248.1 m€.

Steady strong rise in order intake
Preliminary data show order intake of 2,737.3 m€ for the 2006 Business Year, which is the highest level ever recorded by the Group. It also represents an increase of 28% over the comparable prior year figure of 2,136.4 m€. This significant growth reflects the strong demand and positive operating environment that characterized the past year. Nearly all production facilities in the Böhler-Uddeholm Group operated at full capacity throughout 2006.

Dividend to increase by 9%
Böhler-Uddeholm has closed the third consecutive record year, and the Management Board will therefore recommend that the Annual General Meeting on 8 May 2007 approve an increase in the dividend from 95,625,000.00 € by 9% to 104,550,000,00 €. Following an increase in the number of shares to 51,000,000 due to the 1:4 stock split in 2006, this will represent a dividend of 2.05 € per share. In the previous year – and before the stock split – the dividend equaled 7.50 € per share (for 12,750,000 shares).

The dividend for the 2006 Business Year reflects a payout ratio of 42.6% and, based on the stock price at year-end 2006, a dividend yield of 3.9%. This highest dividend since the initial public offering of Böhler-Uddeholm in 1995 again confirms the Group's shareholder-friendly dividend policy.

END

Outlook for 2007

The Management Board of Böhler-Uddeholm AG expects continued strong demand from all core markets and key customer sectors during the 2007 Business Year. However, forecasts call for a moderate decline in alloy prices. Further increases are anticipated in the cost of energy and personnel during 2007, and the Group will also incur additional start-up costs for newly installed equipment and production units. The Group-wide program to reduce costs and improve productivity will therefore be intensified during 2007 to protect the strong earning power of Böhler-Uddeholm. From the current point of view, Group sales and earnings for 2007 should reach a level slightly below the record 2006 numbers.

For additional information contact:
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications
Randolf Fochler
T: +43 1 7986901-22707

Key Figures for Full Year 2006 (preliminary)

in m€	2005	**2006 preliminary**	Change
Sales	2,607.1	**3,090.2**	19%
EBITDA	404.9	**476.6**	18%
EBIT	314.0	**376.0**	20%
EBT	286.4	**345.5**	21%
Net income	208.1	**248.1**	19%
of which minority interest	1.9	**2.4**	26%
Order intake	2,136.4	**2,737.3**	28%
Order backlog	746.5	**906.9**	21%
Employees	13,835	**14,324**	4%

Key Figures for Q4/2006 (preliminary)

in m€	Q4/05	**Q4/06 preliminary**	Change
Sales	717.8	**790.1**	10%
EBITDA	99.3	**125.7**	27%
EBIT	72.2	**100.6**	39%
EBT	65.3	**91.6**	40%
Net income	48.9	**67.1**	37%
of which minority interest	0.4	**0.7**	75%
Order intake	570.1	**727.7**	28%